UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

TRISTATE CAPITAL HOLDINGS, INC.
(Name of Company)
Common Stock, no par value per share
(Title of Class of Securities)

89678F100
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900

With a copy to:

Sven G. Mickisch
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 89678F100

1.	Name of Reporting Person Trident VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Trident Capital VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

EXPLANATORY NOTE

Item 1. Security and Issuer

The following constitutes Amendment No. 2 to the Schedule 13D, as amended by that certain Amendment No.1 (“Amendment No. 2”), filed by the undersigned (the “Reporting Persons”) with respect to the common stock, no par value per share (the “Voting Common Stock”), of TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As of the close of business on May 31, 2022, the Reporting Persons beneficially owned an aggregate of 2,770,083 shares of the Issuer’s Voting Common Stock or 8.24% of the Issuer’s Voting Common Stock outstanding, which percentage was calculated based on 33,636,862 shares of the Issuer’s Voting Common Stock outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q, filed on May 9, 2022.

On June 1, 2022, the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 20, 2021 (the “Merger Agreement”), by and between Raymond James Financial, Inc., a Florida corporation (“Purchaser”), Macaroon One LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Purchaser (“Merger Sub 1”), and Macaroon Two LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Purchaser were completed. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), among other things, (i) all outstanding shares of Voting Common Stock were converted into the right to receive shares of common stock of Purchaser and cash, (ii) all outstanding shares of Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock, no par value, of the Issuer (“Series C Preferred Stock”) were converted into cash, (iii) all other series of preferred stock of the Issuer were converted into preferred stock of Purchaser and (iv) those certain warrants to purchase 922,438 shares of Voting Common Stock (“Warrants”) were converted into cash, in each case, in the manner and in the amount set forth in the Merger Agreement.

Accordingly, as of the Effective Time, the Reporting Persons no longer own (of record or beneficially) any shares of Voting Common Stock, shares of Series C Preferred Stock or Warrants of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement*

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2022	T-VIII PUBOPPS LP

	By:	T-VIII PubOpps GP LLC, its sole general partner
	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

T-VIII PUBOPPS GP LLC

	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT VIII, L.P.

	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT CAPITAL VIII, L.P.

	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Chief Compliance Officer and Managing Director